As filed with the Securities and Exchange Commission on July 18, 2014

Registration No. 333-

_____________________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For American Depositary Shares

of

QUALICORP S.A.

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer's name into English)

FEDERATIVE REPUBLIC OF BRAZIL

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK MELLON

(Exact name of depositary as specified in its charter)

One Wall Street, New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________

The Bank of New York Mellon

ADR Division

One Wall Street, 11th Floor

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Michael L. Fitzgerald, Esq. Paul Hastings LLP 75 East 55th Street New York, New York 10022	Brian D. Obergfell, Esq. Emmet, Marvin & Martin, LLP 120 Broadway New York, New York 10271 (212) 238-3032

_____________________

It is proposed that this filing become effective under Rule 466

[ ] immediately upon filing

[ ] on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box. [ ]

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (2)	Amount of registration fee
American Depositary Shares, each American Depositary Share representing Ordinary Shares of Qualicorp S.A.	50,000,000 American Depositary Shares	$5.00	$2,500,000	$322.00
[1]	For the purpose of this table only the term "unit" is defined as 100 American Depositary Shares.
[2]	Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Shares.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a) may determine.

The prospectus consists of the proposed Form of American Depositary Receipt ("ADR") included as Exhibit A to the Form of Deposit Agreement filed as Exhibit 1 to this Registration Statement which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item -1.	Description of Securities to be Registered

Cross Reference Sheet

Item Number and Caption		Location in Form of ADR Filed Herewith as Prospectus
1. Name and address of depositary		Introductory Article
2. Title of American Depositary Receipts and identity of deposited securities		Face of ADR, top center
Terms of Deposit:
(i) The amount of deposited securities represented by one unit of American Depositary Receipts		Face of ADR, upper right corner
(ii) The procedure for voting, if any, the deposited securities		Articles number 15, 16 and 18
(iii) The collection and distribution of dividends		Articles number 4, 12, 13, 15 and 18
(iv) The transmission of notices, reports and proxy soliciting material		Articles number 11, 15, 16 and 18
(v) The sale or exercise of rights		Articles number 13, 14, 15 and 18
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization		Articles number 12, 13, 15, 17 and 18
(vii) Amendment, extension or termination of the deposit agreement		Article number 20 and 21
(viii) Rights of holders of ADRs to inspect the transfer books of the depositary and the list of holders of ADRs		Article number 11
(ix) Restrictions upon the right to deposit or withdraw the underlying securities		Articles number 2, 3, 4, 5, 6, 8 and 22
(x) Limitation upon the liability of the depositary		Articles number 14, 18 19 and 21
3. Fees and Charges		Articles 7 and 8
Item - 2.	Available Information
As set forth in Article 11 of the Form of ADR constituting the prospectus included herein, Qualicorp S.A. publishes information in English required to maintain the exemption from registration under Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended on its Internet Web site (http://www.qualicorp.com.br) or through an electronic information delivery system generally available to the public in its primary trading market.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3. Exhibits

a.	Form of Deposit Agreement dated as of ____________, 2014, among Qualicorp S.A., The Bank of New York Mellon, as Depositary, and all Owners and Holders from time to time of American Depositary Shares issued thereunder. - Filed herewith as Exhibit 1.

b.	Any other agreement to which the Depositary is a party relating to the issuance of the Depositary Shares registered hereby or the custody of the deposited securities represented. - Not Applicable.

c.	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. – Not Applicable

d.	Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. – Filed herewith as Exhibit 4.

e.	Certification under Rule 466. - Not Applicable.

Item - 4.

Undertakings

(a)	The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)	If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADR thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on July 18, 2014.

Legal entity created by the agreement for the issuance of American Depositary Shares for Ordinary Shares of Qualicorp S.A.

By: The Bank of New York Mellon,

As Depositary

By: /s/ Joanne Di Giovanni Hawke

Name: Joanne Di Giovanni Hawke

Title: Managing Director

Pursuant to the requirements of the Securities Act of 1933, QUALICORP S.A. has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of São Paulo, State of São Paulo, Brazil on July 18, 2014.

QUALICORP S.A.

By: /s/ Maurício Ceschin

Name: Maurício Ceschin

Title: Presidente

By: /s/ Wilson Olivieri

Name: Wilson Olivieri

Title: Vice-Presidente de Relações com Investidores

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on July 18, 2014.

/s/ José Seripieri Filho	/s/ Maurício Ceschin
José Seripieri Filho	Maurício Ceschin
Chairman of the Board	Principal Executive Officer

/s/ Alberto Bulus	/s/ Alex Oreiro
Alberto Bulus	Alex Oreiro
Director	Finance Director (Principal Financial
Officer and Principal Accounting Officer)

/s/ Mark Howard Tabak	/s/ Alexandre Silveira Dias
Mark Howard Tabak	Alexandre Silveira Dias
Director	Director

/s/ Raul Rosenthal Ladeira de Matos	/s/ Arnaldo Curiati
Raul Rosenthal Ladeira de Matos	Arnaldo Curiati
Director	Director

Vicente Falconi Campos	Grace Cury de Almeida Gonçalves Tourinho
Director	Director

Eduardo Nunes de Noronha
Director

AUTHORIZED U.S. REPRESENTATIVE

National Corporate Research, Ltd.
as Authorized U.S. Representative

By	/s/ Rafael Pereira
Rafael Pereira
Assistant Secretary

INDEX TO EXHIBITS

Exhibit

Number Exhibit

1	Form of Deposit Agreement dated as of __________, 2014, among Qualicorp S.A., The Bank of New York Mellon, as Depositary, and all Owners and Holders from time to time of American Depositary Shares issued thereunder.

4	Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered.